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                                                                       EXHIBIT 8

               [FORM OF OPINION OF SUTHERLAND, ASBILL & BRENNAN]

                                            , 1995

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
Board of Directors                                                 Board of Directors
Springs Industries, Inc.                                           Dundee Mills, Incorporated
205 North White Street                                             Railroad Avenue
Fort Mill, South Carolina 29715                                    Griffin, Georgia 30224
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Members of the Boards:

     We have acted as counsel for Springs Industries, Inc. ("Springs"), a South Carolina corporation, in connection with the proposed merger of Dundee Mills, Incorporated ("Dundee"), a Georgia corporation, into Dundee Acquisition Corp. ("Subcorp"), a newly-organized Georgia corporation and a wholly-owned subsidiary of Springs (the "Merger"). The Merger will be effected pursuant to the terms of an Agreement and Plan of Merger among Springs, Dundee and Subcorp, dated as of February 6, 1995 (the "Agreement"). This opinion is being given to Springs and Dundee pursuant to Section 5.1(c) of the Agreement. The capitalized terms which are used in this letter but not defined herein shall have the same meaning in this opinion as in the Agreement.

     Our opinion is based upon the terms of the Agreement, the facts set forth in the Proxy Statement and Prospectus included as part of a Form S-4 Registration Statement filed by Springs with the Securities and Exchange Commission on March 8, 1995, and upon our understanding that the facts and representations set forth in this letter are true and correct as of the present time and will be true and correct as of the Effective Time of the Merger.

     Springs is a diversified textile and home furnishings manufacturer and finisher. Dundee is a leading manufacturer of towels, infant and toddler bedding, knitted infant apparel and baby and healthcare products. Subcorp is a newly formed subsidiary of Springs organized for the purpose of effecting the Merger. The Boards of Directors of Springs and Dundee have determined that the Merger is in the best interests of the respective companies and their shareholders.

     Dundee has outstanding 46,728 shares of Dundee Common Stock. Dundee has no employee stock options, warrants or convertible securities outstanding. As of March 6, 1995, Springs had outstanding 9,772,307 shares of Springs Class A Stock and 7,830,375 shares of Springs Class B Stock. The Springs Class A Stock is entitled to one vote per share. The Springs Class B Stock is entitled to four votes per share, subject to certain limitations.

     Pursuant to the Merger, which will be effected in accordance with the Georgia Business Corporation Code, each outstanding share of Dundee Common Stock (excluding treasury shares, any shares held by Springs or its subsidiaries and any shares with respect to which dissenters' rights are exercised) will be converted into the right to receive Springs Class A stock equal in value to $2,525.00 (subject to variation based on market prices, as described in Section
2.5 of the Agreement) or, at the Dundee shareholder's election, cash of $2,525.00, subject in each case to certain limitations described in the Agreement. The per share merger consideration of $2,525.00 was agreed upon after arm's-length negotiation between representatives of Springs and Dundee. The provisions of the Agreement concerning the ratio for the conversion of Dundee Common Stock into Springs Class A Stock were then determined in an effort to ensure that in most circumstances a Dundee shareholder would receive approximately $2,525.00 in value of Springs Class A Stock for each share of Dundee Common Stock.

     The maximum number of shares of Dundee Common Stock that may be converted into cash is 23,363 shares less the number of shares of Dundee Common Stock with respect to which dissenters' rights are exercised (the "Maximum Number of Cash Election Shares"). If the number of shares of Dundee Common Stock for which a cash election is made exceeds the Maximum Number of Cash Election Shares, an
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adjustment will be made so that no more than the Maximum Number of Cash Election
Shares will be converted into cash. The Agreement also provides that the maximum number of shares of Springs Class A Stock which may be issued in the Merger is 3,000,000 shares. In the event that Dundee shareholders who do not elect to receive cash or exercise dissenters' rights would otherwise be entitled to receive more than 3,000,000 shares of Springs Class A stock, a cash election will be treated as having been made for a number of shares of Dundee Common
Stock as is necessary to reduce the number of Springs Class A Stock issued in the Merger to 3,000,000.

     Each holder of Dundee Common stock who dissents from the Merger in accordance with the procedures provided by Georgia law will be entitled to obtain payment of the fair value of his shares. Springs is not required to consummate the Merger if holders of more than 8 percent of the outstanding shares of Dundee Common Stock elect to exercise dissenters' rights.

     No fractional shares of Springs Class A Stock will be issued in the Merger. Each holder of Dundee Common Stock who would otherwise be entitled receive a fractional share in the Merger shall instead be entitled to receive a cash payment from Springs equal to such fractional share multiplied by the Reported Market Price of Springs Class A Stock used in computing the Merger Consideration.

     No party to the proposed transaction is an investment company within the meaning of sections 368(a)(2)(F)(iii) and (iv) of the Internal Revenue Code of 1986, as amended (the "Code"). Dundee is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of section 368(a)(3)(A) of the Code.

     If holders of 80 percent or more of the outstanding Dundee Common Stock elect to receive Springs Class A Stock in the merger, Springs may, at its option, cause Subcorp to merge with and into Dundee, thus leaving Dundee as the surviving corporation of the merger. The shareholders of Dundee would exchange at least 80 percent of the Dundee Common Stock for Springs Class A Stock in such a merger. In the event that the transaction is effected in this form, the references to the "Merger" in the opinions set forth below shall refer to the merger of Subcorp into Dundee.

     The following representations have been made to us in connection with the proposed transaction:

          (a) To the best of the knowledge of the executive officers of Dundee, there is no plan or intention by the holders of shares of Dundee Common Stock to sell, exchange, or otherwise dispose of a number of shares of Springs Class A Stock received in the Merger that would reduce the ownership of Springs Class A Stock by the holders of shares of Dundee Common Stock to a number of Springs Class A Stock having a value, as of the date of the Merger, of less than 50 percent of the value of all of the formerly outstanding shares of Dundee Common Stock as of the same date. For purposes of this representation, shares of Dundee Common Stock exchanged for cash pursuant to Section 2.3 of the Agreement, surrendered by dissenters or exchanged for cash in lieu of fractional Springs Class A Stock will be treated as outstanding on the date of the Merger. Moreover, shares of Dundee Common Stock and shares of Springs Class A Stock held by holders of Dundee Common Stock and otherwise sold, redeemed or disposed of prior to or subsequent to the Merger will be considered in making this representation.

          (b) Subcorp will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Dundee immediately prior to the transaction. (If Subcorp is merged into Dundee, Dundee will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets and at least 90 percent of the fair market value of Subcorp's net assets and at least 70 percent of the fair market value of Subcorp's gross assets held immediately prior to the Merger.) For purposes of this representation, amounts paid by Dundee to dissenters, Dundee assets used to pay its Merger expenses, and all redemptions and distributions (except for regular, normal dividends) made by Dundee immediately preceding the Merger, will be included as assets of Dundee held immediately prior to the Merger.

          (c) The liabilities of Dundee to be assumed by Subcorp and the liabilities to which the assets of Dundee are subject were incurred by Dundee in the ordinary course of Dundee's business. (If Subcorp is

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     merged into Dundee, Subcorp will have no liabilities assumed by Dundee, and will not transfer to Dundee any assets subject to liabilities.)


          (d) Springs has no plan or intention to liquidate Subcorp; to merge Subcorp with or into another corporation; to sell or otherwise dispose of the stock of Subcorp; or to cause Subcorp to sell or otherwise dispose of any of the assets of Dundee acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in section 368(a)(2)(C) of the Code. (If Subcorp is merged into Dundee, Springs has no plan or intention to liquidate Dundee; to merge Dundee with or into another corporation; to sell or otherwise dispose of the stock of Dundee except for transfers of stock to corporations controlled by Springs within the meaning of Section 368(a)(2)(C) of the Code; or to cause Dundee to sell or otherwise dispose of any of its assets or any of the assets acquired from Subcorp, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by Dundee.)


          (e) Following the Merger, Subcorp will continue the historic business of Dundee or use a significant portion of Dundee's business assets in a business. (If Subcorp is merged into Dundee, Dundee will continue its historic business or use a significant portion of its historic business assets in a business.)

          (f) Following the Merger, Subcorp will not issue additional shares of its stock that would result in Springs losing control of Subcorp within the meaning of section 368(c) of the Code. (If Subcorp is merged into Dundee, Dundee will not issue additional shares of its stock that would result in Springs losing control of Dundee.)

          (g) Springs has no plan or intention to reacquire any of its stock issued in the Merger.

          (h) There is no intercorporate indebtedness existing between Springs and Dundee or between Subcorp and Dundee that was issued, acquired, or will be settled at a discount.

          (i) No stock of Subcorp will be issued in the transaction.

          (j) None of the compensation received by any shareholder-employee of Dundee will be separate consideration for, or allocable to, any of his shares of Dundee Common Stock, and none of the shares of Springs Class A Stock received by any shareholder-employee of Dundee in the Merger will be separate consideration for, or allocable to, any employment agreement.

          (k) The payment of cash in lieu of fractional shares of Springs Class A Stock is solely for the purpose of avoiding the expense and inconvenience of issuing fractional shares and does not represent separately bargained-for consideration.

                                    *  *  *

     On the basis of the above facts and representations and the terms of the Agreement, it is our opinion that the Merger will have the following Federal income tax consequences:

          (1) The merger of Dundee with and into Subcorp will qualify as a reorganization under the provisions of sections 368(a)(1)(A) and 368(a)(2)(D) of the Code. In the event that Subcorp is merged with and into Dundee, such merger will qualify as a reorganization under the provisions of sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

          (2) No gain or loss will be recognized to the shareholders of Dundee upon the exchange of Dundee Common Stock solely for Springs Class A Stock (including the fractional shares to which they may be entitled) pursuant to the Merger (Code section 354(a)(1)).

          (3) The receipt of cash in lieu of fractional shares of Springs Class A Stock will be treated as if the fractional shares were received in the Merger and then redeemed by Springs. The cash received will be treated as having been received in full payment in exchange for the fractional shares redeemed under section 302(a) of the Code.

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          (4) A Dundee shareholder who exchanges his Dundee Common Stock for
     Springs Class A Stock and cash in the Merger will recognize gain, if any, but not in excess of the amount of cash received. Section 356(a)(1).

          (5) A Dundee shareholder who receives solely cash in the Merger in exchange for his Dundee Common Stock or who dissents from the Merger will be treated as having received a distribution in redemption which is subject to the provisions of section 302 of the Code.


          (6) The aggregate basis of the Springs Class A Stock deemed received by a shareholder of Dundee in the Merger (including the fractional shares to which he may be entitled) will be the same as the aggregate basis of the Dundee Common Stock surrendered in exchange therefor, decreased by the amount of cash received, if any, and increased by the amount which is treated as a dividend or is recognized as gain, if any, by the Dundee shareholder on the exchange (Code section 358(a)(1)). Since no fractional shares of Springs Class A Stock will actually be issued in the Merger, the aggregate basis of the Springs Class A Stock actually received by a Dundee shareholder will not include that portion of the aggregate basis of the Dundee Common Stock exchanged in the Merger which is allocable to shares of Dundee Common Stock exchanged for cash in lieu of fractional shares.



          (7) The holding period of the Springs Class A Stock received by a shareholder of Dundee in the Merger (including the fractional shares to which he may be entitled) will include the period during which the Dundee Common Stock surrendered therefor was held, provided the stock of Dundee is a capital asset in the hands of the Dundee shareholder on the date of the Merger (Code section 1223(1)).


     We express no opinion as to the treatment of the Merger under the income tax laws of any state, county or local jurisdiction. We further express no opinion as to any tax consequences of the Merger other than those specifically set forth above.

     Our opinions are based upon the present provisions of the Code and current interpretations of these and predecessor provisions in Treasury Income Regulations and published rulings of the Service. Such opinions may be affected by subsequent modifications of applicable provisions of the Code, such regulations or rulings.

     We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement of Springs on Form S-4, and to the references to our firm under the captions "Summary -- Tax Consequences" and "The Merger -- Tax Consequences" in the Proxy Statement and Prospectus included within said Registration Statement.

                                          Very truly yours,

                                          SUTHERLAND, ASBILL & BRENNAN

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